Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” included in the Registration Statement (Form S-3 No. 333-185901) and related Prospectus of Zogenix, Inc. and to the incorporation by reference in this Registration Statement (Form S-3) filed pursuant to Rule 462(b) of the Securities Act of 1933, as amended, of Zogenix, Inc. for the registration of shares of its common stock with an aggregate offering price not to exceed $5,204,233, of our reports dated March 15, 2013, with respect to the consolidated financial statements and schedule of Zogenix, Inc., and the effectiveness of internal control over financial reporting of Zogenix, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2012, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Diego, California

November 5, 2013